05012504

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

October 31, 2005

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2005
WASH. D.C. 185

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

(1)	November 8, 2005	Stock Exchange Announcement – Interim Statement of results for the half year ended September 30, 2005
(2)	November 8, 2005	Stock Exchange Announcement – Interim Statement of results for the half year ended September 30, 2005 (full version – Part 1 of 3)
(3)	November 8, 2005	Stock Exchange Announcement – Interim Statement of results for the half year ended September 30, 2005 (full version – Part 2 of 3)
(4)	November 8, 2005	Stock Exchange Announcement – Interim Statement of results for the half year ended September 30, 2005 (full version – Part 3 of 3)
(5)	November 7, 2005	Stock Exchange Announcement – Holding(s) in Company Notification under Section 198 – Companies Act 1985
(6)	November 4, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/14

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-94.doc
T: 113005

Interim Statement

08/11/2005

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2005.

The summary results, against the first half of last year, were:

	H1 2005/06	**H1 2004/05**
₹evenue	£396.8m	£379.5m
ᵓrofit before tax and reorganisation costs	£35.3m	£49.6m
ᵓrofit before tax	£33.6m	£49.6m
:arnings per share	5.2p	7.8p
Ɔividend per share	5.8p	5.8p

Bob Lawson, Chairman, commented:

In the first half, the strong growth in our International business, which now represents over half the Group's revenue, has been offset by difficult trading conditions in the UK, and incremental activity and costs associated with our Enterprise Business System ("EBS") project.

The management of the Group is focused on both achieving the successful EBS implementation in the UK in the final quarter of the financial year and the rapid implementation of the new strategy in the markets in which we trade.

Bob Lawson

8 November 2005

Enquiries:

3ob Lawson, Chairman	:lectrocomponents plc	)207 567 8000 *
:an Mason, Chief Executive	:lectrocomponents plc	)207 567 8000 *
5imon Boddie, Finance Director	:lectrocomponents plc	)207 567 8000 *
Ɔiana Soltmann	ꟸlagship Consulting Ltd	)207 886 8440

* Available to 15:00 on 8 November, thereafter 01865 204000.

The results and analyst presentation with accompanying audiocast are published on the corporate website at www.electrocomponents.com

Notes on the Interim Statement:

Definitions of terms: In order to better reflect business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Safe Harbour: Our interim statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the

management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

Download the full Interim Statement.

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REG-Electrocomponents Interim Results - Part 1

RNS Number:7676T
Electrocomponents PLC
08 November 2005

Embargoed to 7:00am

Tuesday 8 November 2005

INTERIM STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electrical and industrial supplies, today announces its results for the half year ended 30 September 2005.

The summary results, against the first half of last year, were:

	H1 2005/06	H1 2004/05
Revenue	£396.8m	£379.5m
Profit before tax and reorganisation costs	£35.3m	£49.6m
Profit before tax	£33.6m	£49.6m
Earnings per share	5.2p	7.8p
Dividend per share	5.8p	5.8p

Bob Lawson, Chairman, commented:

In the first half, the strong growth in our International business, which now represents over half the Group's revenue, has been offset by difficult trading conditions in the UK, and incremental activity and costs associated with our Enterprise Business System ("EBS") project.

The management of the Group is focused on both achieving the successful EBS implementation in the UK in the final quarter of the financial year and the rapid implementation of the new strategy in the markets in which we trade.

Bob Lawson

8 November 2005

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*

Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Simon Boddie, Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 8 November, thereafter 01865 204000.

The results and analyst presentation with accompanying audiocast are published on the corporate website at www.electrocomponents.com

Notes on the Interim Statement:

Definitions of terms: In order to better reflect business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Safe Harbour: Our interim statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT

The combined results for the Group of sales up by 3% and profits down by 29% mask significantly different levels of performance by region. In line with the long-term trend of declining manufacturing in the UK, coupled with continuing pressure on the gross margin and the high incremental costs of the Enterprise Business System ("EBS") implementation, RS UK has suffered a substantial reduction in profits.

Conversely, the International business, which now represents 56% of Group revenue, delivered an overall increase in sales of £21m (9%). Continental Europe sales growth rate doubled to 5% with Asia and Rest of World achieving 14% and continued high growth in North America of 14%.

The implementation of the new strategy continues apace with the launch of the extended Electronic and Electromechanical ("EEM") range (90,000 additional products) in the UK, France, Germany and Italy and the first impact of cost reductions being felt in this period. In addition, good progress has been made on the implementation of EBS into the UK operating company and the Group hub. We expect that EBS in the UK will be implemented in the final quarter of the year, thus releasing local management to pursue the new Group strategy.

Interim Dividend

On 25 May 2005, the Board decided that, assuming there was no substantial deterioration in economic conditions, it should maintain the current level of dividend for the following three years and, accordingly, the interim dividend will be maintained at 5.8p.

Board

In the half year, Richard Butler resigned from the Board after 18 years with the Group. Richard made a huge contribution to the development of the Group and we wish him well in the future.

Following the retirement of Jeff Hewitt, announced in May, we are delighted that Simon Boddie has joined the Board as Group Finance Director, effective from 1 September 2005. Simon joins us from Diageo and brings relevant, international experience to the Board.

Current Trading and Outlook

In October, Group revenue growth was around 5% year on year. Growth in our International business was around 12%, following the recent variable month-on-month performances. The decline in the UK reduced to around 3% after the poor September month performance.

Given the uncertain market environment in the UK, declining gross margins and the impact of the EBS implementation in the second half, we remain cautious on the outlook for the rest of the financial year. In light of this we are working to contain costs and to accelerate the implementation of our strategy.

Bob Lawson, Chairman 8 November 2005

OPERATING REVIEW

Progress on 3 Year Plan

In May 2005, the Group announced a 3 year plan with four key elements: -

- Implementing a strategy to focus separately on two distinct customer groups:

  EEM: those working in the research and development and maintenance sectors that require the electronic and electromechanical offer and

  C&U: those in all sectors who have a wider range of product requirements and who value convenient and urgent service (effectively maintenance, repair and operations ("MRO")).

- Implementing the Enterprise Business System ("EBS").

- Creating a lower cost infrastructure.

- Substantially improving the medium term financial performance of the business and maintaining the current level of dividend for 3 years.

Good progress has been made on developing the 3 year plan in the first half. At the end of September, 75,000 additional products from the Allied range and 15,000 products from 15 key electronic and electromechanical brands were launched in the UK, France, Germany and Italy. The launch represented a new and faster approach to market for the Group with the extended range being an e-Commerce only, non-stocked and reliable delivery promise offer. In the short time since launch, there has been an encouraging start with the number of orders exceeding our expectations.

Work is progressing well on all the other elements of the EEM strategy plan with substantial resources being dedicated to the programme and a phased release of future initiatives being planned. This includes rolling out the range to other geographies and flexible packaging. The implementation of the broader product strategy is also underway with a pilot programme in Germany.

The next implementation of the EBS project is in the UK, in the final quarter of this financial year. This implementation covers the largest group operating company and the central Group hub (all central processes and support to the International business). The system build and integrated system testing are now complete and the new hosting centre and outsourced support contract is in place. User acceptance testing and training are progressing well.

The first step in the creation of a lower cost infrastructure has been taken with the announcement of reorganisation costs of £1.7m in this half year with ongoing annual savings of £2.0m including the removal of around 40 roles. This is the first contribution towards the target of £10m announced in May 2005 and further reorganisation costs will be announced in the second half.

Financial Performance

All figures in this announcement have been prepared using International Financial Reporting Standards ("IFRS").

Group	H1 2005/06	H1 2004/05
Revenue	£396.8m	£379.5m
Gross margin %	52.0%	53.5%
Market contribution*	£85.1m	£88.2m
Group process costs*	£(48.5)m	£(38.5)m
Net interest payable	£(1.3)m	£(0.1)m
Profit before tax*	£35.3m	£49.6m
Profit before tax	£33.6m	£49.6m
Earnings per share	5.2p	7.8p
Dividend per share	5.8p	5.8p
Free cash flow	£18.1m	£28.3m
Net debt	£96.3m	£61.1m

* before reorganisation costs

Group revenue increased 2.9% with the UK business declining by 3.6% and the International business growing by 8.7%. North America (14.0%) and Asia and Rest

of World (13.9%) showed particularly strong growth. e-Commerce revenue continues to grow quickly (28.6%), across all markets and e-Commerce channels and is now 23.3% of sales, up from 18.6% last year. In addition, the Group's single e-Commerce capability has been used to enable a quick roll-out of the extended EEM ranges.

The gross margin was down 1.5% points from the first half of last year and down 1.0% points from the second half of last year. The reductions in the first half were across most regions and for similar reasons. To improve competitiveness, we have adjusted selling prices by technology and customer discounts for selected customers. In addition there were changes in product mix with higher growth in lower margin technologies, cost price increases, particularly in Allied, and changes in geographic mix.

Market contribution decline of Â£3.1m has been impacted by the decline in the UK of £7.2m, partially offset by the growth in the International business of £4.1m.

Process costs have increased by £10.0m, principally as a result of the increase in EBS project costs (£6.1m) and other IS costs including the data centre required for the EBS go-live. Excluding these impacts, process costs have increased by £1.3m largely driven by the Supply Chain logistics costs required to support the International business growth. The Supply Chain process has delivered increased levels of customer service ("orderfill") in many areas of the Group including France where the service level is now higher than before EBS was implemented.

The interest charge was Â£1.2m higher than last year due to the greater level of debt.

Profit before tax and reorganisation costs fell by 28.8%, while profit before tax and after reorganisation costs fell by 32.3% as a result of reorganisation costs of £1.7m being incurred in the period.

Free cash flow was down 36.0% from last year, due to lower profits and higher capital expenditure caused by the planned increased spend on EBS, offset by higher creditors due to the EBS related spend.

Closing net debt was £96.3m, £40.9m higher than last year end. As in previous years, financial ratios remained strong with high interest cover and low gearing.

United Kingdom

	H1 2005/06	H1 2004/05
Revenue	£176.3m	£180.0m
Revenue growth %	(3.6)%	2.3%
e-Commerce revenue %	26.4%	20.8%
Contribution before reorganisation costs	£46.5m	£53.7m
Contribution %	26.4%	29.8%

Revenue in the UK was 3.6% lower than last year. Revenue was affected by the long term decline in manufacturing and slower economic growth in the wider economy, a continuation of the trend present in the second half of the last financial year.

Throughout most of this period, the year on year revenue performance was around 3% below last year. However, in September, there was a further step down to a 6% decline, driven by a lower average order value and average order frequency, which was experienced in most sectors of the economy and regions of the country, but particularly in electronic and electrical manufacturing in the South of England. Sales via the network of 15 trade counters continue to grow, although at a lower rate than last year. During the period, the UK business opened two new 'Call & Collect' centres in Leicester and Coventry enabling same day deliveries of 135,000 products to customers in those areas. In addition, several large account contracts have been won.

e-Commerce continued to grow with the improvements made to our catalogue data last year having now been exploited in the Internet trading channel allowing improved search for and comparison of products.

The UK business is focused on delivery of a successful EBS go-live in the final quarter of the financial year. The local costs of implementing EBS of £1.1m are included in market contribution. Without these costs, the UK contribution would have been £47.6m, giving an underlying contribution rate of 27.0%.

International

	H1 2005/06	H1 2004/05
Revenue	£220.5m	£199.5m
Revenue growth %	8.7%	9.2%
e-Commerce revenue %	21.0%	16.8%
Contribution	£38.6m	£34.5m
Contribution %	17.5%	17.3%

The International business accounts for 56% of Group sales and 45% of Group contribution. It is comprised of Continental Europe (56% of revenue in the region), North America (29%), Asia and Rest of World (11%) and Japan (4%). Contribution in these businesses grew by 11.9% in the period.

The Group is focused on accelerating growth in the International businesses by implementing the global EEM offer and via strategic market investments in China, Japan and North America.

Continental Europe

	H1 2005/06	H1 2004/05
Revenue	£122.8m	£114.3m
Revenue growth %	5.1%	2.6%
e-Commerce revenue %	26.2%	20.1%
Contribution	£26.7m	£24.6m
Contribution %	21.7%	21.5%

All businesses in Continental Europe are growing with improving performances in France, Germany and Italy and the smaller European markets continuing double digit growth. This improved performance has been driven primarily by an increase in customer numbers. Both contribution and contribution percentage grew in the period. The September exit growth rate was 4%.

In addition to the extended EEM range launched in September, we have broadened the range of products in several European markets through the availability of the UK product range on differential service. This has contributed incremental revenue in the markets in which the range has been launched and in Italy this was nearly 3% of the total revenue at the end of the period.

In France we have seen a 6% point swing in revenue growth. There is confidence in the EBS system and it is beginning to deliver benefits. Service levels have improved through better stock visibility and customer satisfaction is at record levels. We have increased customer marketing pressure with more material being issued, more quickly and at lower cost.

In Germany, we have achieved particular success in large accounts, helped by our strength in e-Procurement. Further services have also been added including an extended 10pm order cut-off for next day delivery. In Spain we have moved to new offices and expanded the warehouse to drive additional growth.

North America

	H1 2005/06	H1 2004/05
Revenue	£64.1m	£56.2m
Revenue growth %	14.0%	23.5%
e-Commerce revenue %	7.9%	6.8%
Contribution	£8.6m	£7.5m
Contribution %	13.4%	13.3%

Allied's revenue in US$ was higher than in 2001, the previous record. The book-to-bill ratio remains positive and the revenue growth in September was 19%. There are several factors contributing to the higher revenue. The product portfolio from key brands is continuing to be expanded with 25,000 new products having been introduced since October 2004. Service levels have also been improved through adding more stock and the introduction of the Group's stock management system. Within sales, the management has been strengthened, we have increased the number of account managers and we have improved training. Account managers are closely aligned to a local branch and, through regular customer visits, ensure that specific customer needs are addressed.

e-Commerce grew by 31% in Allied but remains only about 8% of revenue. This is to be accelerated via better product images, product sourcing and improved search engine links.

While gross profit is significantly higher than last year, gross margin percentage reduced during the period, particularly in the second quarter. The average gross margin percentage was around 37% but the exit rate was lower. The principal reasons for this were vendor cost pressures, product mix and customer discounts.

The business needs a new warehouse to continue to grow. Consequently, the Group

has approved the investment in a new warehouse and office in Fort Worth to replace the existing one. The total cost is estimated to be around £22m and the warehouse is expected to be opened in mid 2007. The purchase of the land, due to take place late in this financial year, will cost around £4m.

Japan

	H1 2005/06	H1 2004/05
Revenue	£8.4m	£7.8m
Revenue growth %	9.0%	29.7%
e-Commerce revenue %	51.7%	46.4%
Contribution	£0.2m	£0.6m
Contribution %	2.4%	7.7%

The slow down in growth has been caused by a significant decline in the general electronics and related manufacturing sectors in Japan, which has adversely impacted our core customers. Product sales have continued to grow in all areas with the exception of semi-conductors. The September exit growth rate was 2.3%. The business has been refocused on growing new customers in the more buoyant sectors of universities and automotive research, supported by an increased sales and marketing investment.

Asia and Rest of World

	H1 2005/06	H1 2004/05
Revenue	£25.2m	£21.2m
Revenue growth %	13.9%	7.0%
e-Commerce revenue %	18.5%	14.1%
Contribution	£3.1m	£1.8m
Contribution %	12.3%	8.5%

All of the Asian sub regions had double digit growth. Revenue in North Asia grew by 20%. This includes China, which grew at 32% with the same day offer delivering in both Shanghai and Beijing. Australasia and South Asia grew at 11% and 17% respectively, being the strongest rates for several years. In Asia as a whole, customer numbers were up around 10% on September last year helped by the broadening of the electronics range in April. The growth in Hong Kong took place while EBS went live, successfully, in May 2005. The growth for Asia and Rest of World in September was 15%.

More to follow, for following part double-click [nRN1H7676T]

REG-Electrocomponents Interim Results - Part 2

RNS Number:7676T
Electrocomponents
Part 2 : For preceding part double-click [nRNSH7676T]

The region is showing strong growth in revenue, contribution and contribution percentage. Solid foundations have been built for future growth in Asia with increased sales effectiveness, EBS established and the Same Day Offer in China.

Restriction of Hazardous Substances

Another important project for the Group is the preparation for the Restriction of Hazardous Substances Directive (RoHS) to take effect in July 2006. This European Directive requires changes to be made to products that are to be used in production, although not in maintenance. This is expected to affect around 95,000 products in the European range and will almost certainly become the standard for the world. The Group has worked closely with suppliers to understand how they plan to effect this change. The non-compliant products will be replaced by the compliant products when the manufacturer has changed their manufacturing processes. The emphasis has been on informing customers of the relevant RoHS requirements and minimising the financial exposure to the Group. However, it is possible that demand for non-compliant products, while not ceasing, will decline hence an additional stock provision will be needed. Early indications suggest that an additional provision of up to £4m could be necessary for this one off event but this will be calculated at the year end when the response of both suppliers and customers will be clearer. If demand for non-compliant product did decline significantly, potentially up to £8m of extra compliant stock would be required.

EBS Financials

The income statement charge is £10.3m for the half year, of which £8.8m is in process costs and £1.5m in market contribution. The total cost has increased by £6.9m from last year. The Group has announced expected full year implementation costs of £25m to be charged to the income statement, up from the £18m announced in May 2005. The additional costs have been in external consultancy associated with the increased system testing, and assumed increased early life support following go-live.

Additional stock of £5m has been bought in, as a contingency, to protect service during the implementation period. This will increase to around £8m at the year end.

In 2006/07, the operating profit impact will be reduced slightly from 2005/06. The implementation costs will fall significantly, but EBS support costs will rise and the depreciation charge will increase following the UK go-live by an annualised equivalent of about £5m.

The EBS projects will replace existing standalone systems that are nearing the end of their lives with integrated regional systems that will be able to support

the Group for many years. There are also incremental benefits that are enabled by the EBS implementations. For example, the stock turn is expected to improve significantly as stock can be managed by reference to regional demand rather than for each individual operating company. The Group has regularly compared the incremental benefits with the costs of the project and this is to be updated in the second half of the financial year after UK go-live.

Pensions

The Group has defined benefit schemes in the UK (closed to new entrants in April 2003 and replaced by a defined contribution scheme), Ireland (closed to new entrants) and Germany (closed to new entrants). Elsewhere the main schemes are defined contribution.

Under IAS 19, the defined benefit schemes showed a combined deficit of £32.4m, net of deferred tax, at 31 March 2005. Of this, the deficit in the UK scheme was £28.9m, net of deferred tax. The estimated net deficit, net of deferred tax, for the UK scheme at 30 September 2005 is £32m, compared with £28m (under FRS 17) in September 2004. This increase in deficit is due mainly to revised mortality assumptions.

International Financial Reporting Standards

The Group has implemented IFRS during this financial year. On 12 July 2005, the Group announced the IFRS restatement of the results for the year ended 31 March 2005 and these have been used throughout this announcement. An explanation of the changes and the accounting policies are included in the notes to this statement.

Summary

These results demonstrate the difference in performance between the UK business and the International business. The UK business continues to suffer from the ongoing decline in the UK manufacturing industry while the International business, comprising Continental Europe, North America, Japan and Asia and Rest of World, is growing strongly.

The EBS implementation in the UK is progressing well and we are confident that it will be implemented successfully, as planned, in the final quarter of this financial year.

The Group has taken the first steps to deliver the 3 year plan announced in May and more will be done in the coming months to accelerate the implementation of the plan.

Ian Mason, Group Chief Executive

Simon Boddie, Group Finance Director

8 November 2005

CONSOLIDATED INCOME STATEMENT

	Note	6 months to 30.9.2005	6 Months to 30.9.2004	Year to 31.3.2005

	Note	(unaudited) £m	(unaudited) £m	(unaudited) £m
Revenue	1	396.8	379.5	773.9
Operating profit				
- before reorganisation costs		36.6	49.7	100.8
- reorganisation costs		(1.7)	-	-
Operating profit after reorganisation costs		34.9	49.7	100.8
Financing income		2.3	1.7	3.6
Financing costs		(3.6)	(1.8)	(4.5)
Profit before tax	1	33.6	49.6	99.9
Profit before tax and reorganisation costs		35.3	49.6	99.9
Income tax expense	2	(11.1)	(15.5)	(32.3)
Profit for the period attributable to equity shareholders		22.5	34.1	67.6
Earnings per share (pence)				
- basic	3	5.2p	7.8p	15.5p
- diluted	3	5.2p	7.8p	15.5p

A dividend of 5.8p per share (2004: 5.8p) relating to the period has been recognised since the period end.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2006 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
Opening balance sheet adjustment: IAS 39	7	0.9	-	-
Foreign exchange	5	8.3	5.8	1.5
Actuarial gain	5	-	-	0.5
Changes in fair value of cash flow hedges	5	0.3	-	-
Tax on items taken directly to equity	5	-	-	(0.2)
Net income recognised directly in equity		9.5	5.8	1.8
Profit for the period		22.5	34.1	67.6
Total recognised income and expense		32.0	39.9	69.4

GROUP BALANCE SHEET

	Note	30.9.2005 (unaudited) £m	30.9.2004 (unaudited) £m	31.3.2005 (unaudited) £m
Non-current assets				
Intangible assets		203.8	189.1	191.9
Property, plant and equipment		112.4	119.5	110.9
Investments		0.2	0.1	0.2
Trade and other receivables		2.5	2.7	2.8
Deferred tax asset		18.2	17.7	17.6
		337.1	329.1	323.4
Current assets				
Inventories		157.3	139.6	142.3
Trade and other receivables		148.0	140.0	145.1
Income tax receivables		0.3	0.5	2.2
Cash and cash equivalents		58.2	49.9	64.8
		363.8	330.0	354.4
Current liabilities				
Trade and other payables		(120.5)	(104.3)	(109.5)
Loans and borrowings		(22.8)	(28.1)	(27.7)
Tax liabilities		(12.8)	(17.8)	(18.7)
		(156.1)	(150.2)	(155.9)
Net current assets		207.7	179.8	198.5
Total assets less current liabilities		544.8	508.9	521.9
Non-current liabilities				
Trade and other payables		(11.1)	(11.8)	(7.6)
Retirement benefit obligations		(45.9)	(47.5)	(47.0)
Loans and borrowings		(131.7)	(82.9)	(92.5)
Deferred tax liability		(21.6)	(16.7)	(19.1)
Net assets		334.5	350.0	355.7
Equity				
Called-up share capital		43.5	43.5	43.5
Share premium account		38.4	38.4	38.4
Retained earnings		252.6	268.1	273.8
Total equity available to the shareholders of the parent	5	334.5	350.0	355.7

CONSOLIDATED CASH FLOW STATEMENT

	Note	6 months to 30.9.2005 (unaudited)	6 months to 30.9.2004 (unaudited)	Year to 31.3.2005 (unaudited)

	£m	£m	£m	
Cash flows from operating activities				
Profit before tax	33.6	49.6	99.9	
Depreciation and amortisation	11.1	10.9	22.2	
Employee share options	1.6	1.0	2.4	
Finance income and expense	1.3	0.1	0.9	
Operating profit before changes in working capital	47.6	61.6	125.4	
Increase in inventories	(12.7)	(9.8)	(13.6)	
(Increase) decrease in trade and other receivables	(0.1)	5.9	9.3	
Increase (decrease) in trade and other payables	12.6	(1.3)	(3.7)	
Cash generated from operations	47.4	56.4	117.4	
Interest paid	(1.3)	(0.1)	(1.3)	
Income tax	(13.8)	(15.8)	(31.2)	
Operating cash flow	32.3	40.5	84.9	
Cash flows from investing activities				
Net additions to fixed assets	(14.2)	(12.2)	(23.8)	
Free cash flow	18.1	28.3	61.1	
Cash flows from financing activities				
Loans	28.9	2.7	14.2	
Dividends paid	(54.8)	(54.8)	(80.0)	
Net movement in cash and cash equivalents	6	(7.8)	(23.8)	(4.7)
Cash and cash equivalents at the beginning of the year	62.6	72.6	72.6	
Effects of exchange rates	1.8	0.4	(5.3)	
Cash and cash equivalents at the end of the year	56.6	49.2	62.6	

BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Group, for the year ending 31 March 2006, be prepared in accordance with International Financial Reporting Standards ("IFRSs") adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be endorsed and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual IFRS financial statements are prepared for the year ending 31 March 2006.

In particular, the directors have assumed that the following IFRSs issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 March 2006:

Amendments to IAS 19 'Employee benefits'

Amendment to IAS 39 'Financial instruments: recognition and measurement - the fair value option'

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 March 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 March 2006.

The comparative figures for the financial year ended 31 March 2005 are not the company's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices ("UK GAAP"), have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237 of the Companies Act 1985.

Principal Accounting Policies

Basis of preparation

The financial statements are presented in £ Sterling and rounded to £0.1m. They are prepared on the historical cost basis except certain financial instruments detailed below.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates are believed to be reasonable. Actual results may differ from these estimates.

First time adoption of IFRS (IFRS 1)

This Standard has been issued to assist the first time adoption of IFRS. The Standard allows alternative treatments for certain areas of the financial statements during the initial transition period. The treatments have been detailed in the relevant sections.

Goodwill and other intangibles

Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. Goodwill arising on acquisitions after 1 April 1998 has been capitalised and, under UK GAAP was amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

IFRS 3 requires that, when a subsidiary entity is acquired and consolidated into the Group financial statements, intangible assets (such as customer lists or trademarks) are valued and then recognised separately on the balance sheet. These are then amortised over their useful economic lives. Goodwill remains the difference between the purchase price and the value of the tangible and intangible assets but is likely to be smaller under IFRS. Goodwill will not be amortised under IFRS. Instead the carrying value will be reviewed annually for impairment and only written down if impaired.

The Group has made the elective exemption that allows goodwill in respect of acquisitions made prior to 1 April 2004 to remain as stated under UK GAAP.

Other intangible assets are stated at cost less accumulated amortisation. The

cost of acquired intangible assets are their purchase cost together with any incidental costs of acquisition. Amortisation is calculated to write off the cost of the asset on a straight-line basis at the following annual rates:

Trademarks	5%
Computer software costs	12.5-50%

Amortisation is disclosed in distribution and marketing expenses in the income statement. The residual value, if not insignificant, is reassessed annually. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Investments in subsidiary undertakings

Investments in subsidiary undertakings including long term loans are included in the balance sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the income statement.

Investments in jointly controlled entities

The consolidated financial statements include the Group's share of the total recognised gains and losses in one jointly controlled entity on an equity accounted basis.

Property, plant and equipment

Tangible assets are stated at cost less accumulated depreciation. The cost of self constructed assets includes the cost of materials, direct labour and certain direct overheads.

Leases in which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Each lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease less accumulated depreciation.

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings	2%
Leasehold premises	term of lease, not exceeding 50 years
Warehouse systems	10-20%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Other office equipment	20%

Depreciation is disclosed in distribution and marketing expenses in the income statement. The residual value, if not insignificant, is reassessed annually.

Impairment

The carrying amounts of the Group's goodwill are reviewed annually to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. The goodwill was tested for impairment at 1 April 2004, the date of transition to IFRS, in accordance with IFRS 1.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. The recoverable amount is calculated as the present value of estimated future cash flows using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Inventories

Inventories are valued at the lower of cost and net realisable value. This value is calculated on a weighted average basis. Work in progress and goods for resale include attributable overheads.

Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

Government grants

Government grants related to expenditure on property, plant and equipment are credited to the income statement at the same rate as the depreciation on the asset to which the grants relate. The unamortised balance of capital grants is included within trade and other payables.

Net debt

Net debt comprises cash and cash equivalents less borrowings. Cash and cash equivalents comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Liquid resources include government securities, investment in money market funds and term deposits with qualifying financial institutions and are classed as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with capital instruments classified as liabilities.

Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred. Revenue represents the sale of goods and services and is stated net of sales taxes. Freight recharged to customers is included within revenue.

Operating expense classification

Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, including freight expenses, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board.

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

Catalogue costs

Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off over the life of the catalogue, which mainly varies between six and twelve months. Major investments in new catalogue production systems are written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years.

Operating leases

Operating lease rentals are charged to the income statement on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the income statement on a straight-line basis over the full lease term.

Pension costs

In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2003. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. In addition there are defined benefit pension schemes in Germany and Ireland (both closed to new entrants).

Contributions to the defined benefit schemes are charged to the income statement so as to spread the cost of pensions over the working lives with the Group of those employees who are in the scheme. The Group has elected to adopt the amendment to IAS 19 (revised), which allows the impact of changes in the value of the deficits to be recorded in the Statement of Recognised Income and Expense rather than the income statement. The Group will also adopt the exemption in IFRS 1 allowing all actuarial gains and losses arising before 1 April 2004 to be shown in the opening balance sheet at 1 April 2004. Annual charges to the income statement comprise a service cost and a finance cost both included within Distribution and Marketing expenses.

For UK employees who joined after 1 April 2003 the Group provides a defined contribution pension scheme. There are also defined contribution schemes in Australia and North America and government schemes in France, Italy, Denmark and North Asia. Obligations for contributions to defined contribution schemes are recognised as an expense in the income statement as incurred.

Share based payment transactions

The Group operates several share based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE) and the Long Term Incentive Option Plan (LTIOP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The income statement charge is then adjusted to reflect expected and actual levels of vesting based on non market performance related criteria. The Group's SAYE scheme has been valued using a Black-Scholes model and the income statement charge has been adjusted for forfeitures caused by employees failing to maintain either their employment or the required savings. The Group's LTIOP scheme includes performance criteria based on the Group's total shareholder return performance relative to a group of 13 comparable companies. The fair value of the LTIOP schemes has been calculated using a Monte Carlo model and the income statement charge has been adjusted for options forfeited by employees leaving the Group.

The consolidated income statement includes the administration expenses of the share based payment schemes and the consolidated and Company balance sheets include the assets and liabilities of the schemes. Shares in the Company, held by the trust established to administer the schemes, are shown within reserves.

The Group has chosen to adopt the exemption whereby IFRS 2, Share-Based Payment, is applied only to awards made after 7 November 2002.

Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is calculated using tax rates enacted at the balance sheet date.

Financial statements of foreign operations

Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year, and assets and liabilities at rates ruling at the balance sheet date. This leads to exchange gains and losses being generated on consolidation. IFRS requires translation differences on the revaluation of the assets and liabilities of overseas subsidiaries to be taken directly to equity. On the disposal of any overseas entity any exchange differences previously taken to equity will have to be transferred to the income statement and taken to the Group profit/loss on disposal of that entity.

The elective exemption in IFRS 1 means that any translation differences prior to the date of transition (1 April 2004) do not need to be analysed retrospectively and so the deemed cumulative translation differences at this date can be set to nil. Thus, any cumulative translation differences arising prior to the date of transition are excluded from any future profit/loss on disposal of any entities. The Group will adopt this exemption.

Net investment in foreign operations

Exchange differences arising on foreign currency net investments are taken to the foreign exchange reserve.

Foreign currency transactions

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the income statement.

Financial instruments

The Group currently has cash, money market deposits, investments in money market funds, overdrafts, money market loans and forward and spot foreign currency contracts used for cash flow hedging. It also has an external interest rate swap and an internal, inter-company currency swap, both of which are used to hedge specific loans.

These financial instruments are recognised initially at cost. Subsequent to initial recognition, they are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement unless the instrument qualifies for hedge accounting as detailed below.

The Group adopted the exemption delaying the implementation of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, to the year ending 31 March 2006. The comparative information has not been adjusted.

Cash flow hedging

Where a financial instrument is designated as a hedge of the variability in cash flows of a highly probable forecast transaction, the effective part of any gain or loss on the financial instrument is taken to equity. The hedge is "effectiveness" tested monthly against the designated exposure. All hedges are included on the balance sheet at the fair market value. A hedge is deemed "ineffective" if the forecast transaction is less than 80% or more than 125% of the hedged amount. Hedges are revalued monthly with changes in the fair value of "ineffective" hedges taken to the income statement and changes in the fair value of effective hedges taken to equity.

Fair Value Hedging

The Group uses derivatives to hedge financial liabilities. The Group designates the hedging, documents it and tests its effectiveness monthly at both Group and company level. Derivatives and liabilities are disclosed at fair value on the balance sheet and revalued monthly with movements to the income statement.

Net Investment in Foreign Entity Hedging

The Group currently uses long term US$ debt to hedge its net equity investment in the US Group. The Group designates the hedging, documents it and tests the effectiveness regularly at both Group and Company level. Changes in fair value are taken to equity.

Embedded Derivatives

A review is undertaken half yearly of all external, commercial contracts to identify any material embedded derivatives. Any embedded derivatives are disclosed on the balance sheet at fair value and revalued monthly with movements posted to the income statement.

NOTES TO THE INTERIM STATEMENT

1 Segmental Reporting		6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
By geographical destination				
Revenue:	United Kingdom	169.4	173.3	345.2
	Continental Europe	124.9	116.2	247.6
	North America	63.2	55.6	111.8
	Japan	8.4	7.8	17.0
	Asia & Rest of World	30.9	26.6	52.3
		396.8	379.5	773.9
By geographical origin				
Revenue:	United Kingdom	176.3	180.0	358.8
	Continental Europe	122.8	114.3	243.5
	North America	64.1	56.2	112.8
	Japan	8.4	7.8	17.0
	Asia & Rest of World	25.2	21.2	41.8
		396.8	379.5	773.9
Profit before tax:	United Kingdom	46.5	53.7	105.7
	Continental Europe	26.7	24.6	55.5
	North America	8.6	7.5	15.7
	Japan	0.2	0.6	1.5
	Asia & Rest of World	3.1	1.8	4.0
	Contribution - before reorganisation costs	85.1	88.2	182.4
	Group process costs	(48.5)	(38.5)	(81.6)
	Reorganisation costs	(1.7)	-	-
	Net interest payable	(1.3)	(0.1)	(0.9)
Profit before tax		33.6	49.6	99.9

2 Taxation on the profit of the Group	6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
United Kingdom taxation	4.3	8.9	18.9

Overseas taxation	6.8	6.6	13.4
	11.1	15.5	32.3

More to follow, for following part double-click [nRN2H7676T]

REG-Electrocomponents Interim Results - Part 3

RNS Number:7676T
Electrocomponents
Part 3 : For preceding part double-click [nRN1H7676T]

3 Earnings per share	6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
Profit after taxation but before reorganisation costs	23.6	34.1	67.6
Reorganisation costs	(1.7)	-	-
Taxation on reorganisation costs	0.6	-	-
Profit after taxation	22.5	34.1	67.6
Weighted average number of shares	434.9m	434.9m	434.9m
Diluted weighted average number of shares	435.2m	436.7m	435.0m
Basic earnings per share before reorganisation costs	5.4p	7.8p	15.5p
Basic earnings per share after reorganisation costs	5.2p	7.8p	15.5p
Diluted earnings per share before reorganisation costs	5.4p	7.8p	15.5p
Diluted earnings per share after reorganisation costs	5.2p	7.8p	15.5p

4 Interim dividend	6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
Amounts recognised in the period:			
Final dividend for the year ended 31 March 2005 - 12.6p (2004: 12.6p)	54.8	54.8	54.8
Interim dividend for the year ended 31 March 2005 - 5.8p			25.2
	54.8	54.8	80.0

Amounts determined after the balance sheet date:
Interim dividend for the year ended 31 March 2006 - 5.8p 25.2

The timetable for the payment of the interim dividend is:

Ex-dividend date	14 December 2005
Dividend record date	16 December 2005
Dividend payment date	19 January 2006

5 Reconciliation of movements in equity	6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
Profit for the period	22.5	34.1	67.6
Dividends	(54.8)	(54.8)	(80.0)
Loss for the period	(32.3)	(20.7)	(12.4)
Translation differences	8.3	5.8	1.5
Actuarial gain on defined benefit pension scheme	-	-	0.5
Changes in the fair value of cash flow hedges	0.3	-	-
Tax impact of adjustments taken directly to equity	-	-	(0.2)
Equity settled transactions	1.6	1.0	2.4
Net reduction in equity	(22.1)	(13.9)	(8.2)
Equity shareholders' funds at the beginning of the period	355.7	363.9	363.9
Opening balance sheet adjustment: IAS 39	0.9		
Equity shareholders' funds at the beginning of the period as restated	356.6		
Equity shareholders' funds at the end of the period	334.5	350.0	355.7

6 Reconciliation of movements in cash and cash equivalents	6 months to 30.9.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m	Year to 31.3.2005 (unaudited) £m
Reduction in cash and cash equivalents	(7.8)	(23.8)	(4.7)
Translation differences on cash and cash equivalents	1.8	0.4	(5.3)
Movement in cash and cash equivalents	(6.0)	(23.4)	(10.0)
Movement in loan balances	(28.9)	(2.7)	(14.2)
Translation differences on loan balances	(6.0)	(0.5)	3.3
Net debt at the beginning of the period	(55.4)	(34.5)	(34.5)

Net debt at the end of the period	(96.3)	(61.1)	(55.4)
Net debt at the end of the period comprises:			
Cash at bank and in hand	58.2	49.9	64.8
Overdrafts	(1.6)	(0.7)	(2.2)
Current instalments of loans	(21.2)	(27.4)	(25.5)
Loans repayable after more than one year	(131.7)	(82.9)	(92.5)
	(96.3)	(61.1)	(55.4)

7 Opening balance sheet adjustment - adoption of IAS32 and IAS39

The Group adopted IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from 1 April 2005 as permitted by IFRS 1 First-time Adoption of International Financial Reporting Standards. An adjustment has therefore been made to include these balances in the opening equity balances for the half year to 30 September 2005. In accordance with IFRS 1, comparative information has not been restated.

The opening adjustment for the Group represents the difference between the book value and the market value of its forward foreign exchange contracts as at 1 April 2005.

This has the effect of increasing opening equity by £0.9m and increasing trade and other receivables by £0.9m.

8 Principal exchange rates	6 months to 30.9.2005 (unaudited)	6 months to 30.9.2004 (unaudited)	Year to 31.3.2005 (unaudited)
Average for the period			
Euro	1.47	1.49	1.47
Japanese Yen	199	198	198
United States Dollar	1.82	1.82	1.85
	30.9.2005	30.9.2004	31.3.2005
Period end			
Euro	1.47	1.46	1.46
Japanese Yen	200	199	202
United States Dollar	1.76	1.81	1.89

9 First time adoption of International Financial Reporting Standards

IFRS 1: First time adoption of International Financial Reporting Standards requires reconciliations of total equity and income from UK GAAP to IFRS. This is summarised further below. Further details of all the adjustments were announced on 12 July 2005.

Reconciliation of equity from UK GAAP to IFRS	31.3.2005 (unaudited) £m	30.9.2004 (unaudited) £m	1.4.2004 (unaudited) £m
Total equity under UK GAAP	330.7	356.7	344.4
IFRS adjustments			
Share based payments	1.3	1.3	0.5
Employee benefits	(37.0)	(36.2)	(35.7)
Goodwill	6.0	3.1	-
Dividends	54.8	25.2	54.8
Other	(0.1)	(0.1)	(0.1)
Total equity under IFRS	355.7	350.0	363.9

Reconciliation of profit from UK GAAP to IFRS	Year to 31.3.2005 (unaudited) £m	6 months to 30.9.2004 (unaudited) £m
Profit attributable to shareholders for the period under UK GAAP	64.7	31.8
IFRS adjustments		
Share based payments	(2.4)	(1.0)
Employee benefits	(2.1)	(0.9)
Goodwill	9.4	4.8
Taxation on above adjustments	(2.0)	(0.6)
Profit attributable to shareholders for the period under IFRS	67.6	34.1

None of the IFRS adjustments affect the free cash flow of the Group.

Independent review report to Electrocomponents plc

Introduction

We have been engaged by the company to review the financial information set out on pages 9 to 21 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing

Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in the basis of preparation and principal accounting policies, the next annual financial statements of the Group will be prepared in accordance with the IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the Directors currently intend to use in the next annual financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those International Financial Reporting Standards adopted for use by the European Union. This is because, as disclosed in the basis of preparation and principal accounting policies, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

KPMG Audit Plc

Chartered Accountants

London

8 November 2005

END

IR PKOKDOBDDADK

REG-Electrocomponents Holding(s) in Company

RNS Number:7491T
Electrocomponents PLC
07 November 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 4th November 2005 in accordance with Section 198 of the Companies Act that the notifiable interest of Deutsche Bank AG and its subsidiary companies had increased to 21,804,866 Ordinary shares of Electrocomponents PLC, representing a total of 5.01% of the total issued share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

7th November 2005

END

HOLUUGAAGUPAGCM

REG-Electrocomponents Holding(s) in Company

RNS Number:6540T
Electrocomponents PLC
04 November 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 3rd November 2005 in accordance with Section 198 of the Companies Act that the notifiable interest of Deutsche Bank AG and its subsidiary companies had decreased to 21,757,012 Ordinary shares of Electrocomponents PLC, representing a total of 4.99% of the total issued share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

4th November 2005

END
HOLUUGUGGUPAGGC